Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Enginuity Power Systems, Inc.
730 S Washington Street
Alexandria, VA 22314
https://enginuitypowersystems.com/

Up to $1,069,992.82 in Class B non-voting stock at $38.66
Minimum Target Amount: $9,974.28

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Enginuity Power Systems, Inc.
Address: 730 S Washington Street, Alexandria, VA 22314
State of Incorporation: DE
Date Incorporated: November 07, 2015

Terms:

Equity

Offering Minimum: $9,974.28 | 258 shares of Class B non-voting stock
Offering Maximum: $1,069,992.82 | 27,677 shares of Class B non-voting stock
Type of Security Offered: Class B non-voting stock
Purchase Price of Security Offered: $38.66
Minimum Investment Amount (per investor): $579.90

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>Time-Based Perks</u>*

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

<u>Amount-Based</u>*

$1,000+ Tier:

Free Enginuity shirt.

$2,500+ Tier:

All perks from $1,000 tier + Priority order list. +3% bonus shares

$5,000+ Tier:

All perks from $2,500 tier + Free installation on first E-ONE units available to the public **(Maximum 2 units)** +5% bonus shares

$10,000+ Tier:

All perks from $5,000 tier **(Maximum 2 units)** + Upgrade to Top Priority order list + 20% discount) + 7% Bonus Shares

$20,000+ Tier:

All perks from $10,000 tier **(Maximum 2 units)** + 30-minute call with the founders/executives with presentation and Q&A + 10% Bonus Shares

**All perks occur when the offering is completed.*

The Company and its Business

Company Overview

Business: Enginuity Power Systems is a cleantech company focused on producing clean, low carbon energy through an innovative, highly efficient, scalable micro combined heat and power platform. This system, E|ONE, provides users with electricity, hot water and heat - and can integrate with solar panels and batteries. The E|ONE can serve up to 80 million homeowners and 8 million small businesses in the US alone. E|ONE can be scaled for larger applications. Enginuity generated $5.6 million in revenues (almost exclusively from our Katech's subsidiary that generates revenues unrelated to the E|ONE) and our management's internal forecast projects $10+ million of revenues in 2021. Enginuity's E|ONE device is not currently available commercially.

Enginuity originally incorporated as Warren Engine Company in 2015 in Virginia, and was reincorporated in Delaware in March 2020 under the name Enginuity Power Systems, Inc.

Business Model: Enginuity develops proprietary products until they reach commercialization, works through third parties for large scale manufacturing and assembly, and sells these products through established business channels. Enginuity also expects to generate service revenues through its wholly owned subsidiary, Katech Engineering LLC.

Today, Enginuity has 15 granted US patents,11 pending US patent applications, 2 pending Canadian CHP applications, 2 pending European CHP applications and 2 pending PCT applications. Enginuity's patent attorney expects that at least 4 of the 11 pending applications will become granted patents by FY2021, Q4.

Corporate Structure: Enginuity Power Systems, Inc. is a Delaware based that is majority owned by its founders. In February 2020, Enginuity Power Systems purchased Katech Engineering LLC, a world-renowned engine builder, manufacturing and testing facility. Enginuity Power Systems is the sole shareholder of Katech. This acquisition allowed Enginuity to accelerate its product development and commercialization program, while generating cash and reducing costs.

Competitors and Industry

General Industry: Enginuity is in the clean energy equipment and services business,

and has created a new multi-functional energy device at the intersection of home appliances (projected $203 Billion market by 2023), back-up generation (projected $64 Billion market by 2030), distributed energy/Smart Grid (projected $70 Billion market by 2024), and smart home controls (projected $135 Billion market by 2025).

Dominating players: In Enginuity's management opinion, there are no dominating player competing directly against Enginuity's E|ONE product. Each of the sectors above include multiple players, generally specialized in one of the areas mentioned above. For example, Generac dominates the back-up generation market, AO Smith is the water heater leader, Carrier leads the HVAC market, and players such as Google Nest and Honeywell fight over the controls market. Enginuity's E|ONE combines the best features of each of those manufacturers' products into a single all-in-one appliance.

Direct and indirect competitors: Closest direct competitors include Yanmar, Lochinvar (AO Smith subsidiary) and Ecopower. While Yanmar and Ecopower are private, Lochinvar was sold to AO Smith for $418 million in 2011. Indirect competitors include the players listed above.

Current Stage and Roadmap

<u>Current Stage</u>

We have built and tested multiple working prototypes over thousands of hours, and have completed more than 80% of our commercialization for our E-ONE home power system. We have been awarded a $4 million US Department of Defense contract to build multiple E|ONE derivatives, and are expecting a $10 million follow-on award in 2022.

We have begun real world in-home testing to support E|ONE commercial certification activities.

<u>Future Roadmap</u>

The Company's next key steps are:

- Expand range of fuels qualified to power the E|ONE to include green hydrogen. Test and validate E|ONE's hydrogen fuel injection system.

- Deploy early E|ONE commercial units through builders' and developers across multiple US climate zones.

- Finalize agreements with E|ONE manufacturing and distribution partners.

- Launch a commercial product in 2022 with target to sell 10,000 units in 2023. We plan to accept initial commercial orders in late 2021.

The Team

Officers and Directors

Name: Jacques Beaudry-Losique

Jacques Beaudry-Losique's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: July 22, 2019 - Present
  Responsibilities: Jacques was appointed to the Board in March 2021. As President, Jacques manages all the company's activities on a day-to-day basis, and periodically informs the Board of progress. Jacques is also heavily involved in raising capital for the company, as well as bringing in government funds, because of his government experience. Jacques is paid $200,000 per year for his services, and owns 10,000 RSUs and 50,000 warrants. The company does not have prescribed compensation schemes tied to equity as this point, and equity instruments are granted at management's discretion.

Other business experience in the past three years:

- **Employer:** Algenol Biotech LLC
  Title: Chief Business Officer
  Dates of Service: December 16, 2016 - June 13, 2019
  Responsibilities: Business Development and Marketing

Name: Steve Niswander

Steve Niswander's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chairman and Founder
  Dates of Service: November 07, 2015 - Present
  Responsibilities: Steve serves on the Board, and also serves in a role equivalent to that of a "Chief Business Officer". He is in charge of setting up partnership with major investors, product and channel partners and large manufacturing partners. Steve Niswander receives a salary of $200,000 per year. Steve is a major owner of the company and owns 311,647 class A common shares and 100,000 warrants. The company does not have prescribed compensation schemes tied to equity as this point, and equity instruments are granted at management's discretion.

Name: James Warren

James Warren's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Founder & Inventor
  Dates of Service: November 07, 2015 - Present
  Responsibilities: Jim is responsible for the invention of our original engine platform, as well as for multiple iterations of this engine since the company's foundation. Jim's primary focus is to provide new design ideas, and manage our creative marketing efforts. Jim is also responsible for managing our growing patent portfolio, which require constant attention. Jim is paid $15,000 per year for his services. As one of the original founders, Jim owns 350,091 shares of Enginuity and 100,000 warrants. The company does not have prescribed compensation schemes tied to equity as this point, and equity instruments are granted at management's discretion.

Name: Vince Meyers

Vince Meyers's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** EVP, Operations
  Dates of Service: July 11, 2015 - Present
  Responsibilities: Vince oversees Katech Operations, and is responsible for making sure Katech's resources are properly deployed to support Enginuity's engineering and manufacturing efforts. Vince is the key executive in charge of building the E|ONE prototypes, and also in charge of our supply chain of technology vendors. Vince is paid $200,000 per year for his services. He also has 25,000 RSUs and 127,000 warrants. The company does not have prescribed compensation schemes tied to equity as this point, and equity instruments are granted at management's discretion.

Name: Greg Powell

Greg Powell's current primary role is with Powell Associates. Greg Powell currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: November 07, 2015 - Present
  Responsibilities: Board Member, Advisor, inventor. Greg periodically provides innovative ideas and concepts that are added to the company's IP portfolio. Greg is responsible for a large share of our mCHP patents. For his services, Greg has been granted 238,172 Enginuity warrants. The company does not have prescribed compensation schemes tied to equity as this point, and equity instruments are granted at management's discretion.

Other business experience in the past three years:

- **Employer:** Powell Associates
  Title: President
  Dates of Service: January 01, 1983 - Present
  Responsibilities: Executive Management

Name: Datta Godbole

Datta Godbole's current primary role is with Edge2Cloud IoT LLC. Datta Godbole currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: May 01, 2021 - Present
  Responsibilities: Attend Board Meetings, Vote on Resolutions, and advise the company occasionally. Dr. Godbole is compensated directly by Enginuity's major investor, Emerson Collective, and Enginuity's management is not privy to this arrangement. He may or may not get equity compensation in the future. The company does not have prescribed compensation schemes tied to equity as this point, and equity instruments are granted at management's discretion.

Other business experience in the past three years:

- **Employer:** Edge2Cloud IoT LLC
  Title: Founder and CTO
  Dates of Service: March 02, 2020 - Present
  Responsibilities: Founder and Consultant

Other business experience in the past three years:

- **Employer:** Honeywell Building Technologies
  Title: VP and CTO
  Dates of Service: January 01, 2018 - March 01, 2020
  Responsibilities: Lead R&D and Product Development Efforts

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and

technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common share purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may do an IPO or be acquired by an existing player in the building technologies industry. However, that may never happen or it may happen at a price that results in you losing money on this

investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common shares in the amount of up to $5 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that the Company may never be able to launch the new product we are raising capital for - or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have manufactured 2 prototypes for our E-ONE product. Delays or cost overruns in the development of our E-ONE product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The common share that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
Larger, established Appliance and HVAC companies may develop competing products, or buy some of our small competitors. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Enginuity Power Systems was formed on November 11th 2015. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay

dividends on any shares once our directors determine that we are financially able to do so. Enginuity Power Systems has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue related to the new product it is raising capital for, E-ONE. If you are investing in this company, it's because you think that our E-ONE platform is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. Today, we have 15 granted US patents,11 pending US patent applications, 2 pending Canadian CHP applications, 2 pending European CHP applications and 2 pending PCT applications. In addition, our patent attorney expects that at least 4 of the 11 pending applications will become granted patents by FY2021, Q4. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable
We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our patents are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing

them

Intellectual Property litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our intellectual property outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our intellectual property could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our intellectual property because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the EPA (Environmental Protection Agency) and CARB (California Air Resource Board) and other relevant government laws and regulations. The laws and regulations impacting the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations

could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Our current primary fuel of choice is natural gas

While natural gas is by far the cleanest fossil fuel, there is pressure from activists and local, state and national governments to limit or even eliminate any fossil fuel, including natural gas. This is in turn, can scare current and future investors. While we are working on lower carbon fuel alternatives to natural gas, there is no guarantee that the economics will work as well as those for natural gas, or that these products will be ready in time to fully replace our current market penetration projections.

Policy and regulatory risk

Despite a favorable regulatory environment due to FERC order 2222, future State and Federal policy and regulation may slow down or deter homeowners from the ability to sell power to the grid, or to receive full market price for their power. If this were to occur it could affect the business and/or its anticipated plans.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Steve Niswander	411,647	Common Stock	17.3
James Warren	450,091	Common Stock	18.9
John Wyngert	338,262	Common Stock	14.2

The Company's Securities

The Company has authorized Common Stock, Class B non-voting stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 27,677 of Class B non-voting stock.

Common Stock

The amount of security authorized is 4,500,000 with a total of 2,375,819 outstanding.

Voting Rights

Customary voting rights for common shares, one vote per share

Material Rights

There are no material rights associated with Common Stock.

Class B non-voting stock

The amount of security authorized is 500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B non-voting stock.

Material Rights

There are no material rights associated with Class B non-voting stock.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $9,385,000.00
Maturity Date: January 31, 2023
Interest Rate: 6.0%

Discount Rate: 6.0%
Valuation Cap: None
Conversion Trigger: Qualified Offering of $5 million in Preferred Stock

Material Rights

Convertible Notes Outstanding Aggregate: $9,385,000.00.

Note 1: Amount owed: $1,500,000.00

Material terms: Conversion into preferred stock at valuation cap of $7.5 million

Note 2: Amount owed: $2,000,000.00

Material terms: Conversion into preferred stock at 20% discount of qualified offering

Note 3: Amount owed: $200,000.00

Material terms: Conversion into preferred stock at 20% discount of qualified offering

Note 4: Amount owed: $2,685,000.00

Material terms: Conversion into preferred stock at 20% discount of qualified offering

Note 5: Amount owed: $3,000,000.00

Material terms: Conversion into preferred stock at 25% discount of qualified offering

What it means to be a minority holder

As a minority holder of common stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being

less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $3,000,000.00
  Use of proceeds: Katech Engineering LLC Acquisition, Working Capital, Product Development
  Date: March 13, 2020
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $2,885,000.00
  Use of proceeds: Product Development & Marketing
  Date: September 13, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $1,500,000.00
  Use of proceeds: Product Development
  Date: November 15, 2015
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $2,000,000.00
  Use of proceeds: Product development and marketing
  Date: September 28, 2017
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $557,000.00
  Number of Securities Sold: 19,349
  Use of proceeds: Product development and general corporate expenses.
  Date: June 30, 2021
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $900,000.00
  Number of Securities Sold: 17,218
  Use of proceeds: Payment for Katech transaction
  Date: March 14, 2020
  Offering exemption relied upon: 506(b)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $412,660.00
  Number of Securities Sold: 7,985
  Use of proceeds: Product development and general corporate expenses.
  Date: October 01, 2019
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Enginuity Power Systems, Inc., formerly Warren engine Company, has been in business since November 2015. Between 2015 and 2019, the Company has mostly invested in research and development and engineering and, as a result, has generated

little revenue ($74,000) and negative net income through the end of 2020. We acquired a Michigan company in February 2020, named Katech Engineering LLC, which generated approximately $5.55 million of revenues and $490,000 of net income. Our consolidated net income remained negative due to the continued cash burn experienced by Enginuity due to product development and general corporate expenses.

The short-term debt increased significantly, from $13,531 to $12.8 million, because of the acquisition of a revenue-generating company, Katech Engineering, and because the Emerson notes' status moved from long-term debt to short-term debt due to their July 31, 2021 expiration date. These notes have now been extended to January 2023, as documented in this section.

Historical results and cash flows:

Historical projections are not expected to be consistent with future results. Consolidated revenues were $5.625 million in 2020, and only included Katech's product and services revenues for 10.5 months since we purchased the company in February 2020. Katech's Gross Margins increased from 31% under previous management in 2019 to 35% in 2020 and we are achieving 36% in 2021 to date. Enginuity's contribution to Gross Margins was negative in 2020 due to the use of contract services to fulfill a SBIR government contract, e.g. a loss leader. Enginuity's revenues, negligible to date, are expected to achieve gross margins between 25% and 40% in the future, comparable to Katech.

Katech's expenses were approximately $1.8 million and Enginuity's expenses were $1.4 million in 2020, for a consolidated total of roughly $3.3 million. Katech's expenses are expected to remain at or below 31% of revenues and are driven primarily by SG&A salaries and benefits and facility expenses. Enginuity's expenses were $1.5 million in 2019 and $1.4 million in 2020 and are driven by marketing, engineering and SG&A expenses. We expect Enginuity's expenses to increase to exceed $2 million in 2021 and $5 million in 2022, driven primarily by engineering and product development expenses, and secondarily by marketing expenses.

Management believes Katech will generate $9+ million of revenue in 2021 and Enginuity will record significant government revenues for the first time. Katech's revenues are expected to increase in 2022, and Enginuity will likely substantially increase government revenues in 2022. Enginuity is expected to generate commercial revenues in addition to government revenues in 2023 and beyond. We believe we can achieve Enginuity's target of generating more than $50 million of EBITDA by 2025.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

While our cash level balances vary from month to month, we have around $700,000 of cash in multiple bank accounts as of June 10th 2021.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are important to our company operations, but are not the sole source of funding we have.

1) Katech has projected revenues of $9 million, which will fully fund Katech's operations, and will generate, in management's opinion, approximately $400,000 of cash annually to fund Enginuity's operations.

2) Enginuity has a pending $4 million government contract, which will fund part of the government work the company is performing.

3) We are currently conducting a parallel effort to raise funds through private equity. These efforts may or may not results in funds for the company, but we have potential subscription agreements, which will be reported once they become material.

4) Our current Notes holder is a "friendly" investor, which may or may not contribute additional funds to our company.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds we are raising are essential for Enginuity to commercialize and sell its E|ONE micro Combined Heat and Power product line. The company can be viable without the StartEngine funds, but will experience far slower growth and will forego the potential of the multi-billion dollar market for mCHP units such as the E|ONE.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Given our cash burn > $150,000 per month, the minimum raise will not materially impact the financial situation of the company one way or another.

How long will you be able to operate the company if you raise your maximum funding goal?

At the current cash burn, we will be operate our company for 2.5 years if we raise our ultimate goal from our Reg CF campaign.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises,

etc...)

We are considering refinancing our Katech building to generate cash for the company (+$300,000). We are also receiving capital from our legacy private equity raise. The amounts will likely not exceed $1 million. We are considering a future public raise through a Reg A+ offering.

Indebtedness

- **Creditor:** Warren Frieze
  Amount Owed: $1,345,446.00
  Interest Rate: 6.0%
  Maturity Date: July 24, 2021

- **Creditor:** Five Lakes
  Amount Owed: $91,269.13
  Interest Rate: 5.51%
  Maturity Date: September 25, 2026

- **Creditor:** Leaf Financial
  Amount Owed: $27,702.97
  Interest Rate: 6.0%
  Maturity Date: February 28, 2022

- **Creditor:** Tech Financial Services
  Amount Owed: $125,183.09
  Interest Rate: 4.66%
  Maturity Date: November 12, 2023

- **Creditor:** Tech Financial Services
  Amount Owed: $35,972.81
  Interest Rate: 5.24%
  Maturity Date: March 15, 2024

- **Creditor:** Emerson Collective
  Amount Owed: $1,500,000.00
  Interest Rate: 6.0%
  Maturity Date: January 31, 2023
  Conversion into preferred stock at valuation cap of $7.5 million

- **Creditor:** Emerson Collective
  Amount Owed: $2,000,000.00
  Interest Rate: 6.0%
  Maturity Date: January 31, 2023
  Conversion into preferred stock at 20% discount of qualified offering

- **Creditor:** Emerson Collective
  Amount Owed: $200,000.00
  Interest Rate: 6.0%
  Maturity Date: January 31, 2023
  Conversion into preferred stock at 20% discount of qualified offering

- **Creditor:** Emerson Collective
  Amount Owed: $2,685,000.00
  Interest Rate: 6.0%
  Maturity Date: January 31, 2023
  Conversion into preferred stock at 20% discount of qualified offering

- **Creditor:** Emerson Collective
  Amount Owed: $3,000,000.00
  Interest Rate: 6.0%
  Maturity Date: January 31, 2023
  Conversion into preferred stock at 25% discount of qualified offering

Related Party Transactions

- **Name of Entity:** Related Parties
  Relationship to Company: Related Parties
  Nature / amount of interest in the transaction: There were 1,023,903 shares of common stock issued and outstanding as of December 31, 2020. The Company has also issued 1,129,793 warrants for shares. These issuances involve certain related parties to the Company.
  Material Terms: These warrants can be exercised at $7.50 per share.

Valuation

Pre-Money Valuation: $91,849,162.54

Valuation Details:

We used the DCF method and comps to determine our valuation. We have considered a few approaches to value our company and have rapidly narrowed down the approaches to forward P/E ratios and DCF analysis, because of our company's stage.

$38.66 times 2,375,819 shares (fully diluted) = $91.8 million pre-money valuation.

Asset Valuation:

o The company owns about $8.16 million in total assets, including $955,000 in goodwill and $204,000 in intellectual property (IP)

o Our IP valuation represents the cost to date of acquiring a portfolio of 30 patents filings, including 15 patents issued.

o We believe that our IP portfolio is vastly under-estimated by using the cost method. As a result, other valuation methods would be superior.

Valuation based on previous securities' sales:

o The company has sold 7,985 shares to four individual investors in 2019 at an average pre-money valuation of $110 million.

o We also have granted 17,208 shares to Braemar Energy ventures in 2020, as part of the Katech's acquisition transaction, and these shares were valued at $900,000, implying a pre-money company valuation of $122 million.

o While these transactions show limited liquidity, the company is of the opinion that they nevertheless represented an indication of value consistent with the view of the company's Founders.

Earnings multiples or projections of such (P/E ratio):

o Based on Enginuity's financial model, discounting Enginuity's projected free cash flow at a 25% discount rate yields a $90.1 million valuation, excluding terminal value.

o We also took the PE ratio approach:

- Using a 15X 2023 forward PE ratio, discounted back to 2021 at a 25% discount rate yields a $101.9 million valuation.

- Using a 15X 2024 forward PE ratio, discounted back to 2021 at a 25% discount rate yields a $176.9 million valuation.

Comparison to the valuation of competitors:

o Liquid Piston (LPI) is the closest competitor to Enginuity on the StartEngine portal. Like Enginuity, LPI has a potent IP portfolio, DoD contracts (Enginuity's contract is pending) and a large target market. Unlike Enginuity, LPI does not have any commercial revenues. Enginuity's management also believes that the time-to-market of Enginuity's stationary engine applications will be shorter than LPI's transportation device, with the potential of earlier revenues. Enginuity's management believes that a 60% premium is justified.

Partnerships:

o Enginuity is about to announce a $4.0 million contract with the DoD/Army, which will kick off in July or August 2021. Management is working on a follow-on $5.0-$10.0 million award to continue the same line of work in FY22. The DoD internal market for Enginuity's E-ONE derivative exceeds $300 million per year. The company is pursuing an additional $5 million of DOE opportunities, in addition to these DoD contracts, including adapting our power device for use on a hydrogen-fueled system.

Summary:

o Because we believe that Enginuity is a high potential, high IP forward-looking company, we believe that the DCF and forward PE methods are the most suitable to establish our valuation.

o We have selected a price of $38.66 per share, representing a pre-money valuation of $91.8 million, which the Company believes is reasonable based on our estimated range of $90.1 to $176.9 million. The lower part of the range sounds appropriate given LPI's valuation level, and the need to minimize the risk for future down rounds.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, are converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $9,385,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,974.28 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  96.5%
  It is be reinvested in the fund raising campaign.

If we raise the over allotment amount of $1,069,992.82, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  10.0%
  Marketing, PR, fund raising, trade show, social media
- *Research & Development*

35.0%
Complete products for commercial offering

- *Company Employment*
  25.0%
  Grow staff, maintain and attract talent required for success

- *Operations*
  10.0%
  Facility, infrastructure upkeep

- *Working Capital*
  16.5%
  Working capital will be needed to support growth, given lag between of revenues vs timing of expenses

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://enginuitypowersystems.com/ (www.enginuitypowersystems.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/enginuity

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Enginuity Power Systems, Inc.

[See attached]

ENGINUITY POWER SYSTEMS, INC.

(a Delaware corporation)

f/k/a Warren Engine Company, Inc.

Unaudited Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire

CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

June 7, 2021

To: Board of Directors, ENGINUITY POWER SYSTEMS, INC.

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of ENGINUITY POWER SYSTEMS, INC. (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of operations, changes in stockholders' equity/deficit and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

ENGINUITY POWER SYSTEMS, INC.
BALANCE SHEET
As of December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

ASSETS	**2020**	**2019**
Current Assets		
Cash and cash equivalents	$ 1,558,124	$ 1,877,070
Accounts receivable	723,406	0
Inventory	1,097,585	0
Other current assets	85,915	0
Total current assets	3,465,030	1,877,070
Fixed assets	3,710,808	271,718
Less: accumulated depreciation	(186,303)	(26,553)
Goodwill	954,935	0
Intangible assets	214,216	145,963
Total Assets	$ 8,158,686	$ 2,268,198
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts and credit cards payable	$ 652,848	$ 13,531
Convertible notes payable, current portion	9,385,000	0
Convertible note accrued interest payable, current portion	1,224,242	0
Customer deposits	1,217,450	0
PPP loan payable	107,001	0
Notes payable, current portion	194,894	
Total Current Liabilities	12,781,435	13,531
Convertible notes payable	0	6,385,000
Accrued interest payable	0	695,600
Equipment-backed loans	172,234	0
Land contract	1,345,449	0
Total Liabilities	14,299,118	7,094,131
SHAREHOLDERS' EQUITY		
Common stock (5,000,000 shares authorized, 1,023,903 shares issued and outstanding as of December 31, 2020)	1,312,664	412,660
Retained deficit	(7,453,096)	(5,238,595)
Total Shareholders' Capital	(6,140,432)	(4,825,935)
Total Liabilities and Shareholders' Equity	$ 8,158,686	$ 2,268,198

ENGINUITY POWER SYSTEMS, INC.
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Revenues, net	$ 5,625,363	$ 0
Cost of goods sold – materials	2,993,503	0
Cost of goods sold – labor	519,033	0
Cost of goods sold – other	560,474	0
Gross profit	1,552,353	0
Operating expenses		
Marketing and selling	413,098	184,218
Engineering and professional	375,273	353,691
Other general and administrative	2,600,878	1,007,023
Total operating expenses	3,389,249	1,544,932
Net Operating Income (Loss)	(1,836,896)	(1,544,932)
PPP forgiveness income	420,200	0
Interest (expense)	(593,023)	(263,600)
Depreciation (expense)	(159,750)	0
Other (expense)	(45,032)	0
Tax (provision) benefit	0	0
Net Income (Loss)	$ (2,214,501)	$ (1,808,532)

ENGINUITY POWER SYSTEMS, INC.
STATEMENT OF CHANGES TO SHAREHOLDERS' EQUITY
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	Common Stock	Retained Deficit	Shareholders' Capital
Balance as of January 1, 2019	**$ 100,000**	**$ (3,430,063)**	**$ (3,330,063)**
Capital contributions	312,660		312,660
Net Income (Loss)		(1,808,532)	(1,808,532)
Balance as of December 31, 2019	**$ 412,660**	**$ (5,238,595)**	**$ (4,825,935)**
Capital contributions	900,004		900,004
Net Income (Loss)		(2,214,501)	(2,214,501)
Balance as of December 31, 2020	**$ 1,312,664**	**$ (7,453,096)**	**$ (6,140,432)**

ENGINUITY POWER SYSTEMS, INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See Accountant's Review Report and Notes to the Financial Statements
(Unaudited)

	2020	2019
Operating Activities		
Net Income (Loss)	$ (2,214,501)	$ (1,808,532)
Adjustments to reconcile net income (loss)		
to net cash provided by operations:		
Add back: depreciation	159,750	0
Changes in operating asset and liabilities:		
(Increase) Decrease in accounts receivable	(723,406)	0
(Increase) Decrease in inventory	(1,097,585)	0
(Increase) Decrease in other current assets	(85,915)	0
Increase (Decrease) in accounts payable	639,317	(18,843)
Increase (Decrease) in customer deposits	1,217,450	0
Increase (Decrease) in convertible note interest payable	528,642	263,600
Net cash used in operating activities	(1,576,248)	(1,563,775)
Investing Activities		
Capital expenditures	(4,462,275)	(229,432)
Net cash used in operating activities	(4,462,275)	(229,432)
Financing Activities		
Capital contributions	900,004	312,660
Proceeds from convertible and other notes payable	4,819,578	2,885,000
Net change in cash from financing activities	5,719,582	3,197,660
Net change in cash and cash equivalents	(318,946)	1,404,453
Cash and cash equivalents at beginning of period	1,877,070	472,617
Cash and cash equivalents at end of period	$ 1,558,124	$ 1,877,070

NOTE 1 – NATURE OF OPERATIONS

ENGINUITY POWER SYSTEMS, INC. (which may be referred to as the "Company", "we," "us," or "our") was a corporation originally formed as Warren Engine Company, Inc. under the laws of Virginia on November 7, 2015. On March 25, 2020, the Company redomiciled to Delaware and was renamed as Enginuity Power Systems, Inc. The Company manufactures and develops high performance automobile engine and part upgrades.

Acquisition
In the first quarter of 2020, the Company acquired Katech, a limited liability company based in Michigan for approximately $2,198,000. The purchase price consideration consisted of $675,000 in cash, $900,000 in acquirer's stock and liabilities assumed of approximately $624,000. The results of Katech have been consolidated with the Company for financial statement presentation purposes. Subsequent the acquisition, the Company also acquired, from a different seller, the building that Katech had occupied in exchange for a seller-financed promissory note totaling approximately $1,900,000.

Going Concern
Since inception, the Company has relied on issuing securities, obtaining loans and revenue from product sales to fund its operations. As of December 31, 2020, the Company had negative members' capital and will likely incur additional losses prior to generating positive working capital. These matters raise substantial doubt about the Company's ability to continue as a going concern (see Note 3). The company initiated a crowd funding campaign in 2021. The Company intends to fund its operations with funding from the crowdfunding campaign (see Note 9) and the receipt of funds from continuing revenue producing activities. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000 At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $1,558,124 and $1,877,070 of cash on hand, respectively.

Fixed Assets
Property and equipment is recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company had $3,524,505 and $229,432 of net fixed assets, respectively.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets

that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company earns revenues through the sale of its manufactured power systems.

Accounts Receivable

The allowance for uncollectible accounts is evaluated on a regular basis by management and is based upon management's periodic review of the collectability of the receivables in light of historical experience, the nature and type of account, adverse situations that may affect the payor's ability to repay and prevailing economic conditions. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available. Accounts are deemed to be past due upon invoice due date.

Receivables deemed uncollectible are charged off against the allowance when management believes the assessment of the above factors will likely result in the inability to collect the past due accounts. The Company's standard terms and conditions with commercial accounts generally requires payment within 30 days of the invoice date, however, timing of payment of specific customers may be separately negotiated.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2015 and incurred a cumulative loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT

The Company's obligations relate to convertible loans totaling $9,385,000 (not including accrued but unpaid interest), and equipment-backed loans, other loans and an obligation on a land contract all totaling $1,712,577. The Company records these loans as current or long-term based on the maturity date. The equipment-backed loans, other loans and land contract obligation require monthly payments. The convertible loans were issued in five tranches as of December 31, 2020 as follows:

Principal Amount	Issuance Date	Maturity Date	Conversion Discount	Valuation Cap	Stated Interest Rate per annum	Accrued Interest
$1,500,000	Nov 2015	Jul 2021	90%	$7,500,000	6%	$461,342
$2,000,000	Sep 2017	Jul 2021	80%	N/A	6%	$391,232
$200,000	Jul 2019	Jul 2021	80%	N/A	6%	$17,523
$2,685,000	Sep 2019	Jul 2021	80%	N/A	6%	$209,650
$3,000,000	Mar 2020	Jul 2021	75%	N/A	6%	$144,493

Additionally, the Company procured $107,001 of funding under the CARES Act of 2020 in Paycheck Protection Program loans ("PPP Loans") backed by the US Small Business Administration (the "SBA"). The PPP Loans are forgivable if the Company uses the funds in accordance with the SBA's regulations. The Company expects to meet those requirements and have the loan forgiven.

NOTE 5 – INCOME TAX PROVISION

The Company has filed or will timely file its corporate income tax return for the period ended December 31, 2020 and 2019. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2020 and carries a federal net operating loss that can be used to offset future corporate taxable income (to extent allowed by law).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. The Company is not currently aware of any pending or threatened litigation.

NOTE 7 – EQUITY

The Company is a limited liability company and has 37 and 33 members as of December 31, 2020 and 2019, respectively. Only two members have more than 10 percent of the capital interest in the Company.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company is a corporation with 5,000,000 shares authorized of a single class of common stock. Aside from the 1,023,903 shares of common stock issued and outstanding as of December 31, 2020, the Company has also issued 1,129,793 warrants for shares.

NOTE 9 – SUBSEQUENT EVENTS

Crowdfunded Offering
In 2021, the Company intends to offer securities in a securities offering expected to be exempt from registration under Regulation CF. The offering campaign will be made through StartEngine, a FINRA approved Regulation CF funding portal.

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

Management's Evaluation
Management has evaluated subsequent events through June 7, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Enginuity Power Systems

Simply Efficient


ENGINUITY
POWER SYSTEMS
E|ONE
Simply Efficient

Website | Alexandria, VA | TECHNOLOGY

$577,468 raised

155 Investors	$91.8M Valuation
$38.66 Price per Share	$579.90 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Reg CF offering is made available through StartEngine Capital, LLC.

Enginuity's E|ONE micro-CHP system is one of the first new appliances in a generation, efficiently delivering electricity, hot water and heat to your home on demand. Enginuity's E|ONE helps consumers save money while living their lives comfortably, both on and off the grid.

Reasons to Invest

- Enginuity's award-winning combined heat and power technology is protected by 30 filed and pending patents, and our prototypes are approaching commercialization.
- Because E|ONE is designed for easy integration, our initial market consists of the 80 million homes in the US currently using natural gas and propane, plus the 600,000 new natural gas homes being constructed annually.
- Our team of business leaders, experienced entrepreneurs and engineers are committed to using the E|ONE's green design to lower carbon emissions and build a more efficient and cost effective energy system.

Simply Efficient Heat and Power

Enginuity is the leading innovator in highly efficient Combined Heat and Power Systems (CHPs). Enginuity's E|ONE will enable consumers to live comfortably on or off the grid, while saving money.

Powered by Enginuity's proprietary power generation technology, Enginuity's E|ONE micro-CHP system is an efficient generator delivering electricity, hot water and heat on demand. The entire system fits within the footprint of a standard water heater, and yet produces enough power to satisfy the electrical power requirements of a home.

In an emergency, E|One can seamlessly act as a backup generator during power failures, keeping your home powered when the grid goes down. E|ONE easily integrates with solar panels, batteries and EV charging systems for an ultra-clean environmental footprint.


mCOMBINED
HEAT and POWER
UNIT
ENGINUITY
POWER SYSTEMS
Simply Efficient

Rewards

Get rewarded for investing more into Enginuity Power Systems:

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

2 days 21 hours 18 mins 36 secs

$1,000+
Investment
$1,000+ Tier:
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$2,500+ Tier:
All perks from $1,000 tier + Priority order list. + 3% bonus shares

$5,000+
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$5,000+ Tier:
All perks from $2,500 tier + Free installation on first E-ONE units available to the public (Maximum 2 units) + 5% bonus shares

$10,000+
Investment
$10,000+ Tier:
All perks from $5,000 tier (Maximum 2 units) + Upgrade to Top Priority order list + 20% discount) + 7% Bonus Shares

$20,000+
Investment
$20,000+ Tier:
All perks from $10,000 tier (Maximum 2 units) + 30-minute call with the founders/executives with presentation and Q&A + 10% Bonus Shares

THE PROBLEM

An Inefficient Power Grid with Few Alternatives

Fossil fuel power plants expend 65% of their power in waste heat, plus an additional 5% in transmission and distribution. This waste adds up to 1 Gigaton of CO2 emissions and $180 billion in unnecessary costs to homeowners. We believe the solution is Distributed Energy, where power is made right where it is needed, and the heat is used productively instead of just being wasted into the air.


Home generators are expensive
and difficult to install

Meanwhile, traditional backup electricity generators are noisy, expensive and difficult to install. Until now, no one has stepped up to provide consumers with a cost effective, efficient, and reliable in-home electricity generating appliance.

THE SOLUTION

Enginuity's Ultra-Efficient E|ONE Combined Heat and Power Systems

To solve the problem of grid inefficiency, Enginuity created the E|ONE, an All-In-One appliance that functions as a home furnace, water heater, electrical provider and back-up generator, and fits within the footprint of a conventional water heater.


Backup Generator
Furnace

"Images used in this video are in the prototype phase. Enginuity's E|ONE device is not currently available commercially."

Enginuity designed the E|ONE so it can utilize, supply or transact power with the grid, and it can also operate completely off-grid for maximum reliability.


E|ONE
'The Heart of the Home'
Power to Grid
Natural Gas In
ENGINUITY
POWER SYSTEMS
Simply Efficient™
We have designed our system so it can integrate with the grid, or operate off-grid for maximum reliability.

THE MARKET

A Growing National Market

Enginuity's initial target market is made up of the 80 million homes that use natural gas and propane in the US. 35 million of these homes are in states which we believe are ideal for E|ONE utilization due to their favorable economics and state incentives.

Every 5 years, homeowners can be expected to replace a water heater or furnace or buy a back-up generator. This is expected to generate 7 million annual sales opportunities for E|ONE, and capturing 5% of those would equate to 350,000 homes per year. In addition, there are 600,000 new natural gas homes built annually in the US and capturing 10% of this market would equate to 60,000 homes per year.


35 Million
Existing homes in target markets
÷
5 Years
Homeowners replace a water heater or furnace, or buy a back-up generator
=
7,000,000
Existing homes replacing HVAC or desire for home generation
x
5%
E|ONE's estimated market penetration
=
350,000
Projected homes with E|ONE installed (Annually)

Altogether, we predict that our US annual potential market is around 410,000 units per year, or potentially more than $4 billion per year in revenue from these units alone. There are also additional potential revenue streams from value added services, such as financing, electricity transaction fees, and predictive maintenance that drives revenues from ancillary services.

OUR TRACTION

Award-Winning, Revolutionary Technology Ready to Implement

We have already built multiple successful prototypes of our engines and of our E|ONE unit. Our groundbreaking technology is protected by 15 issued and 15 pending patents, covering our opposed piston technology, combined heat and power, and portable generation. A derivative of our technology, a hybrid generator-set, is pending a DoD award of a DoD contract.


ISSUED & PENDING PATENTS
19 OPPOSED PISTON TECHNOLOGY
Engine Architecture
Variable Compression
Spark Ignition System
10 COMBINED HEAT & POWER
Compact Design
Engine/Tank Integration
Dehumidifier Module
1 PORTABLE GENERATION
Compact Design
Spark-ignition, Low Compression JP-8 Fuel
Self-supercharging

In 2020, Enginuity won the "Best Home Technology Product," "Best Energy Efficiency Product," and "Best In Show" awards at the NAHB Builder's show.

Currently, Enginuity has received two contracts from the U.S. Government, and, in addition, has a pipeline of approximately $12 million in U.S. government and other organizations grant applications to fund R&D.

WHAT WE DO

A New Generation of Ultra High Efficiency Engines

We believe Enginuity's family of high-performance engines represent the world's first production-ready 4-stroke inwardly-opposed piston engine. These engines possess a unique set of operational characteristics which make them well suited for residential Distributed Energy and hybrid power generation.


A family of the world's first high-performance 4-stroke opposed piston engines.

The E|ONE patented generator uses less fuel because of our patented liquid cooling solution, and it is compact and lightweight due to its lean architecture. The E|ONE's low emissions already meet CARB limits for particulates, and the system is quiet and nearly vibration-free due to its unique "mirror balanced" design.

With this revolutionary technology, we plan to change the way we power our homes across the nation.



"Images used in this video are in the prototype phase. Enginuity's E|ONE device is not currently available commercially."

THE BUSINESS MODEL

B2B Distribution of Our CHP Systems

Enginuity's operational plan is to bring our revolutionary engine technology to the market by leveraging existing installers, wholesale distributors, and other B2B channels.

The average E|ONE delivered value is $12,500, excluding installation. The average price paid to Enginuity amounts to $8,750 per unit. This puts our projected gross margin at 25% if we use contract manufacturing and 50+% if we build our own manufacturing facilities.

$12,500
Average E|ONE delivered value, excluding installation

$8,750
Average price paid per unit

25%*
Gross margin if contract manufacturing is used

50+%*
Gross margin with own manufacturing facilities

*Projected

DESIGN & DEVELOPMENT

ENGINE MANUFACTURING

PRODUCT ASSEMBLY

SALES & DISTRIBUTION

CUSTOMERS


E|ONE
'The Heart of the Home'
3
Power to Grid
4
6
Natural Gas In
2
5
1
ENGINUITY
POWER SYSTEMS
Simply Efficient

There are additional potential revenue streams from value added services, such as financing, grid integration and predictive maintenance.

HOW WE ARE DIFFERENT

A Compact Energy Solution for the Average Home

While our competitors use retrofitted transportation engines ill-suited for home use, or customized engineered solutions that are expensive to implement, our appliance-like solution is designed specifically for installation in already-existing homes across the US with the following benefits:

High Efficiency and Affordability

Our solution will be cheaper, more practical and more integrated with the home.

Compatibility and Integration

Compatibility with existing and ancillary systems including solar, battery storage, and the grid.

Fitting seamlessly into the same spaces as a water heater and furnace.

Payback and Durability

Reduces a home's electrical bill and is designed for indoor use for 20+ years.

Environmentally Friendly

The high efficiency of the E|ONE requires less fuel, which reduces carbon emissions and results in cleaner air.

THE VISION

Powering Homes and Businesses Across America and building a SmartGrid

We want to be a widespread solution for American homes, revolutionizing power and heating systems nationwide. We plan to scale towards an E|TWO product that can power small businesses and larger buildings.

As the world moves towards more solar and wind power, we believe natural gas powered generation and storage will become essential elements of building the next generation smart electricity grid and the E|ONE system will play a critical part in this smart grid evolution while simultaneously providing cost savings, added reliability and sustainability benefits to consumers.


Revolutionize power and heating systems nationwide

OUR LEADERSHIP

Experienced Entrepreneurs with a Vision for Cleaner Energy

Our committed team consists of former business owners, entrepreneurs, innovators and cleantech executive professionals with the skill set to help Enginuity transition to larger production commercial scale.

At the same time, our advisory board provides an impressive ecosystem of expertise to support Enginuity management team.


Our team consists of former business owners, entrepreneurs, innovators and cleantech executive professionals

WHY INVEST

Cutting-Edge Technology, Huge Market, and Strong Values

We have created competitive, patent-protected technologies that solve grid inefficiencies.

We are capital efficient, with a strong partnership-based commercialization plan, and we are ready to revolutionize the potentially $100 billion US home heat and power market.

Our proven management team and advisory board are supported by a network of experts, and we are dedicated to using our green technologies to reduce C02 emissions.

Join us as we revolutionize how we power homes across America.

Competitive, patent-protected technologies

Capital efficient, with a strong partnership-based commercialization plan



Ready to revolutionize the potentially $100 billion US home heat and power market

Green technologies reduce C02 emissions

November 2015

Enginuity Power Systems was incorporated in Virginia

Enginuity, then named Warren Engine Company, was incorporated in Virginia.

September 2017

First functioning mCHP prototype completed

Enginuity completes first mCHP prototype and begins 3 years of lab and field testing program

February 2020



IBS Industry Awards

Enginuity won three (3) Industry awards at the prestigious International Builders' Show, in Las Vegas, in February 2020, including "Best in Show"

February 2020

Acquisition of Katech, Inc.

Enginuity purchases engineering and manufacturing facility, to demonstrate, test and produce E-ONE systems.

June 2020

Enginuity builds order book

Following 2019-2020 trade show campaign, Enginuity receives expressions of interest for thousands of E|ONE systems

August 2020

Army SBIR contract

Enginuity was granted a phase 1 SBIR contract to design a 2-5 kw hybrid genset

October 2020

CARB emissions

Enginuity's opposed piston engine met CARB emission requirements through internal and third party emission testing.

August 2021



Major DoD Contract

Enginuity will announce a contract to develop and build E-ONE derivatives for the US Army

January 2022

Early Commercial Systems

Enginuity plans to have its first generation E|ONE system available in limited quantities

February 2022

International Builders' Show

Enginuity will participate in industry leading event for Home builders and suppliers.

In the Press

Bia energy consulting

SHOW MORE

Meet Our Team



Steve Niswander

Chairman and Founder

Steve Niswander is Chairman of Enginuity and leads our commercial efforts. He was elected Chairman of the Board of Directors in November 2015, at the company's inception. Prior to Enginuity, Steve was conducting business development and contract management for a major financial services company.

Previously, Mr. Niswander owned and operated an automotive dealer group in the Washington DC metro area. Mr. Niswander is a board member and former President of Alexandria Sportsman's Club. He has sat on the board of the Alexandria Chamber of Commerce.

Mr. Niswander graduated from East Tennessee State University.



James Warren

Founder & Inventor

Mr. Warren is the original inventor of the Enginuity's multiple IC engine architectures. From Enginuity Power Systems' start in November of 2015 and continuing through to today he has continued to refine the engine designs for maximum performance and reliability. He leads the effort to develop groundbreaking applications which leverage the engine's unique qualities to create new levels of efficiency.

To date Jim has designed, patented and tested four different architectures of opposed piston engines, each one specifically targeted at a major market segment. A prolific industrial designer, Jim is responsible for many of the thirty granted and applied for by the corporation and continues to push all phases of the technology forward.



Jacques Beaudry-Losique

President

Mr. Beaudry-Losique is a cleantech executive with a track record of growing revenues and raising capital. Jacques also demonstrated a high degree of effectiveness in US Government Affairs.

Formerly, Jacques was a senior executive within the Department of Energy, where he led multiple $100+ million energy efficiency and renewable energy programs. Jacques was promoted to become Deputy Assistant Secretary and managed a portfolio of six major clean energy programs. In the context of these programs, Jacques invested more than $1.5 billion in cleantech program funding.

Jacques began his career with blue-chip companies such as McKinsey, General Electric and Shell in various operational and business development roles.

Jacques has advanced degrees from Stanford and MIT, and lives with his family in Fairfax, VA.



Vince Meyers

EVP, Operations

Vince Meyers joined Enginuity as the director of program management on January 1, 2015. Vince is responsible for managing both prototype construction and intellectual property development. He also plays a leadership role with respect to the company's contracts and strategic planning.

Before joining Enginuity, Mr. Meyers was the Managing Partner for the Strategic Equity Group, a position he assumed in 2005. In this role, he was responsible for the acquisition of and development of residential properties. He also provided management consulting and business development services. Prior to Strategic Equity Group, he was the owner and CEO of AEW, operating 8 automotive components retail locations in Maryland. Prior to that endeavor, Vince ran a successful private auto racing team, in which he was involved in optimizing high performance engines.

Mr. Meyers lives in Annapolis, Maryland with his wife and two sons.



Lara Reyes

Director of Government Affairs

Lara has worked for the US Department of Defense and Industry Partners for over 20 years. Her work and expertise includes large-scale program management, business strategy & development and logistics. She also has extensive background in research, development, test and evaluation (RDT&E) including both domestic and international partnerships.

Lara was formerly the Managing Director of a government consulting business, the Power Pack Group, where she worked to help small businesses break into the Federal Sector.

Lara has a Master's from the University of Miami and the Harvard Kennedy School of Public Policy.



Phil Zoldak

Senior Director of Product Development

Phil Zoldak leads the engineering team effort in delivering E|ONE and executing the product development roadmap. Phil has over 21 years experience and a proven track record of developing novel engine and thermodynamic technologies and leading large multi-disciplinary project teams consisting of both industry, government and academic associates. Phil is the author of over 30 publications and holder of 4 patents with several pending.

Formerly, Phil was a Manager of Engine Development and Test Operations at Hyundai where he led the development and product launch of 5 new engines for the 2021 model year. Additionally, he was the Principal Investigator for a Department of Energy funded project "Hyundai Multi-mode Gasoline Compression Ignition" and has managed over $30M of R&D project budgets.

Phil began his career working in the Advanced Technologies department of Navistar and has held leadership positions at 2 previous start-up companies and has an extensive race engine development experience with Honda Racing.

Phil holds a Bachelors in Applied Science-Mechanical Engineering from University of Waterloo and Masters of Applied Science-Thermodynamics & Fluids from University of Windsor and is currently in the final stages of completing his PhD in Natural Gas Injection and Combustion from Michigan Technological University.



Greg Powell

Board Member and E-ONE inventor

Greg Powell is the President of Powell Associates and Co-founder of SolaREIT. He serves on the following Boards; Certify Global, Enginuity Power Systems, Industrial Heat, New Energy Equity and Pinnacle Financial Group.

Greg has been involved with Enginuity since its inception, and is responsible for Enginuity's residential combined heat and power system. Greg continues to guide Enginuity regarding business and technology matters.

Greg holds a degree in Aerospace Engineering from the University of Maryland.



Datta Godbole

Board Member

As CTO of Honeywell Building Technologies, Dr. Godbole led a global team of 2000+ engineers for the approximately $6 billion strategic business group focused on innovative products, solutions, and services in building automation that improve energy efficiency, comfort, security, and more.

In his current role at Edge2Cloud, he provides consulting services in industrial IoT, automation and control solutions, data analytics/AI/learning, and many other technical disciplines that drive innovation.

Dr. Godbole received his Ph.D. in Electrical Engineering and Computer Science from the University of California, Berkeley. While there, he received the Eliahu Jury Award for outstanding research in system theory.

Offering Summary

Company	Enginuity Power Systems, Inc.
Corporate Address	730 S Washington Street, Alexandria, VA 22314
Offering Minimum	$9,974.28
Offering Maximum	$1,069,992.82
Minimum Investment Amount (per investor)	$579.90

Terms

Offering Type	Equity
Security Name	Class B non-voting stock
Minimum Number of Shares Offered	258
Maximum Number of Shares Offered	27,677
Price per Share	$38.66
Pre-Money Valuation	$91,849,162.54

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Time-Based Perks*

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based*

$1,000+ Tier:

Free Enginuity shirt.

$2,500+ Tier:

All perks from $1,000 tier + Priority order list. +3% bonus shares

$5,000+ Tier:

All perks from $2,500 tier + Free installation on first E-ONE units available to the public **(Maximum 2 units)** +5% bonus shares

$10,000+ Tier:

All perks from $5,000 tier **(Maximum 2 units)** + Upgrade to Top Priority order list + 20% discount) + 7% Bonus Shares

$20,000+ Tier:

All perks from $10,000 tier **(Maximum 2 units)** + 30-minute call with the founders/executives with presentation and Q&A + 10% Bonus Shares

**All perks occur when the offering is completed.*

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Phil Zoldak joins Enginuity as a Senior Director of Research & Development

3 days ago

Phil Zoldak recently joined Enginuity as a Senior Director of Research & Development to lead the engineering team effort in delivering E|ONE and executing the product development roadmap. Phil has over 21 years of experience and a proven track record of developing novel engine and thermodynamic technologies and leading large multi-disciplinary project teams consisting of both industry, government and academic associates. The author of over 30 publications and holder of 4 patents with several pending, he is a welcome addition to the Enginuity Power Systems team.

More details: https://enginuitypowersystems.com/phil-zoldak-joins-enginuitys-engineering-team/?fbclid=IwAR1LTn9ngr4c47tTh5YEo5BCvA_t7EiKIjyoHQ1iKpCQUt26sOHDPnPuFlg



We are celebrating over $400K committed investments!

7 days ago

Since launching on Monday afternoon, we are very excited to see so much interest and understanding for the E|ONE! $400K+ committed investment is a fast start - we cannot wait to start seeing the positive results of the E|ONE's in-home installation for lowering utility bills, reducing the consumption of our natural resources and drastically supporting the environment with fewer emissions.

Welcome to the Enginuity family, investors and potential investors!

Be sure to stay in touch with us here, don't hesitate to reach out with any questions, and be on the lookout for our next update.


ENGINUITY
POWER SYSTEMS

END OF UPDATES

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Will M. SE OWNER 12 INVESTMENTS 2 days ago
Your system seems to make a lot of sense for areas that need a furnace, but what about states in the south that more rely on cooling systems for climate control. Do you have a model that works for cooling systems?
↑ 0

Jonathan C. 11 INVESTMENTS 4 days ago
Many nations are moving towards carbon neutrality. Given this movement it it seems like policies that seek to reach carbon neutrality would be a risk to a business that produces products that use natural gas or propane as an input.

How exposed do you consider your business plan to be to policies that address climate change?

In a scenario where your target markets adopt carbon neutral policies do you view your product as a means to reducing emissions in the short-term, or do you have a plan to retain long-term market share?
↑ 1 View 2 replies

Kenneth R. 1 INVESTMENT 5 days ago
Your illustration shows the 8.7KW engine running few items in the home. To be able to run a whole home sufficiently, the requirement would need at least 20-25KW. Will you have a larger engine(produce 20-25KW) in the future. Have you contacted other generator companies about installing your engine in their shell?
↑ 1 View 1 reply

Thomas D. 8 days ago
This is a very interesting opportunity. May I ask if I was to go for the $5000 which includes an installed unit. What is the timeline I must have that work done. Essentially, will the offer expire?
↑ 0 View 3 replies

Woyengikuro Y. SE OWNER 20 INVESTMENTS 8 days ago
Just curious if dividend will ever be considered if the company reaches a profitable state?
↑ 0 View 1 reply

Alan J. SE OWNER 6 INVESTMENTS 8 days ago
Hi, I really like what you are doing, I'm impressed with your technology, I like the price point, and you've moved very quickly over two years which is impressive. I want to be convinced to invest, but your valuation which is based on a prototype scares me. Can you say a little about how you arrived at that (if something like "we think we can capture x% of the market", I'd like to know why)? Also, I'm a big fan of Micro-CHP, but at this point it's not that new. Can you say more about the power of your patents to differentiate you in ways that others could not work around? Finally, I'm curious about the pitch to someone like me - we had an estimate done for installation of solar, and we were disappointed that all it would really do is pay for between 50-67% of our electric (and of course nothing toward our oil-fired hot water and heat). Roughly (and I know you don't have all the info you need but any estimate is fine), how much better might I do with one of your units? Thanks!
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Joseph G. SE OWNER 14 INVESTMENTS 8 days ago
When do you expect to be able to have E One generally available? And how different is that time line for backers with a reward tier for priority orders? Currently begun building a home and would love to get this in from the start but don't think it would be available in time to do so.
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Marc R. SE OWNER 56 INVESTMENTS 9 days ago
I've already invested as you are funding quite quickly. I'm quite interested in this as I have a mostly off-grid cabin. Currently, we have 8 solar panels (about 3.2kwh) a medium LP generator and a battery storage system. This all powers the lights, fridge, hot water heater and stove.
1) Am I correct in presuming this could replace my generator and hot water heater? Would it be more efficient to have an E | One? How does it compare efficiency-wise to an LP generator? Or a LP Hot Water heater?

2) What is your plan for distribution? Do you have information to show how this could compare to save money vs a backup generator and electric hot water?

3)I presume the cost of gas use to produce electricity is more than solar if you are discussing using this in combination with solar panels?

4) I see your revenue projection and profitability are growing nicely in the near-term. With the company valued at $90M already and only requesting 1M from start-engine what do you need $1M from additional investors for? And why not have a larger raise or increase the cap with a RegA?
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Keith W. SE OWNER 29 INVESTMENTS 9 days ago
Hello Enginuity,

Referring to the interior heating aspect of the unit, will the hot water be diverted to a forced-air system or to a radiator system.

Keith
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Scott H. SE OWNER 27 INVESTMENTS 10 days ago

What's the conversion for LP for those of us in rural areas that don't have natural gas utility hookups? Would this be a good off-grid solution?

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Investor Portfolio (Link Above)

1 [FADE IN]

From 60 Second Explainer Video [MUSIC]

Narrator:

What if you took the best features of a back-up generator, your water heater, and your furnace and combined them into a single affordable appliance? Well, that's what Enginuity has done with our remarkable E|ONE private generation system. This exciting new system from Enginuity replaces your old gas water heater with a sleek appliance that makes you independent from the grid. At the heart of the system is our simple but super-efficient generator that converts natural gas into 8.6 kilowatts of electricity to power your home. Then the E|ONE uses the generator's thermal output to keep your home nice and warm in the winter while providing for all your home's hot water year-round. The E|ONE integrates easily with solar and wind, and it's all contained in a soundproof case that is so quiet you won't even know that it's on.

Take a close look at Enginuity's high-efficiency E|ONE private generation appliance for your home.

2 CG: James Warren – Founder and Inventor

GRX: PowerGrid to Home delivery

GRX: E-One in the home

GRX: Remove car off the road

Jim:

...That power that you get from a power plant, only about 30% of the available energy arrives at your home in the form of power. We are at over 90% energy efficiency that is a sea change from a carbon footprint standpoint for your home. It's basically the same as taking an entire car off the road every time you install an E1 in the home.

3 CG: Steve Niswander, Founder and Chairman of the Board

Steve:

.. We're making the power in your home, as you need it... and if you don't need it our unit does not run.

4 GRX: Home with Solar Panel incorporated into mix

Steve:

We actually make renewables reliable.

5 CG: Jacques Beaudry-Losique President

GRX: Map of US with E-ones popping up – 80 Million Homes

Jacques:

Potential market for E1 in the US alone is more than hundred billion dollars. That is 80 million homes that could be retrofitted to use the E-one in this country and hundreds of millions of homes worldwide as well.

6 Video and Stills from trade show.

CU of Awards

Jim:

We went to the International Builder Show. And in the history of the International Builder Show ... no one's ever won more than one award and we took home three — Best New Home Product, Best Energy Efficient Product, and actually Best in Show.

7

Jacques:

I think Enginuity has a tremendous future in front of it. We see the E|ONE being a platform that can be expanded to a very large number of exciting application[s], revolutionize how we heat and power our homes and businesses.

8

Jim:

There is an untapped market in the distributed energy field. This is your chance to really be part of something big. Go to the Start Engine page and invest in Enginuity.

9

GRX: Enginuity Logo

www.EnginuityPowerSystems.com

[FADE TO BLACK] [Music Fade-Out]

<u>Video 2 - https://www.youtube.com/watch?v=fROKxvonCRc&feature=youtu.be</u>

<u>Whiteboard Voiceover Script Re-do</u>

Think of this as your house. Like most houses, your house is hooked up to the electrical grid, and that's where your power comes from. The power for your house is generated by a power plant that may be hundreds of miles away from you. Odds are that power plant probably makes

your power burning coal; lots and lots of coal. But what if there was a way for you to make your own electricity? What if you could make so much electricity that you could not only power your house, but you could send power back to the grid so that all those power plants could burn less coal? Well Enginuity soon to be released home power generation system can let you do just that, it's called the E-ONE. The E-ONE works by replacing your gas water heater with an E-ONE Combined Heat and Power system water heater. Enginuity's E-ONE water heaters work just like your old water heater. E-ONE's even fit in the exact same space, but Enginuity's E-ONE makes all the electricity you need to run your whole house. The way the E-ONE works is simple; instead of just burning gas to heat water, the E-ONE runs the gas through its revolutionary generator first to make electricity, and then uses the generator's thermal output to heat your water, making the system much more efficient. The electricity produced can come out of your outlets when you need it right away, or it can be stored in a battery for when you need it later. Now imagine what would happen if every house on your street was selling their electricity back to the power company because regulation will soon allow E-ONE owners to operate as a mini-utility, selling power back to the grid.

Next, imagine if there were millions of Enginuity E-ONE's in homes all across America, each one putting power back onto the grid. What would you have then? You'd have a more resilient electric grid, and a lot of happy homeowners who are making their own electricity instead of buying it.

Enginuity Power Systems E-ONE: giving you the power to be your own utility.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

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Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
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- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.